Exhibit 3.1

ARTICLES OF INCORPORATION

OF

HNI CORPORATION

Amended and restated on May 5, 1987.
Amended on May 3, 1988, July 7, 1988, May 12, 1998, August 10, 1998,
May 11, 1999, May 5, 2003, May 4, 2004, May 8, 2007 and November 30, 2009

ARTICLE 1.

Section 1.01.  Name.  The name of the Corporation is HNI Corporation. (As amended 5/04/04.)

Section 1.02.  Law Under Which Incorporated.  The Corporation was incorporated under Chapter 384 of the Code of Iowa (1939), and has voluntarily adopted the provisions of the Iowa Business Corporation Act, Chapter 496A of the Code of Iowa.

ARTICLE 2.

Section 2.01.  Duration.  The Corporation shall have perpetual duration.

ARTICLE 3.

Section 3.01.  Purposes and Powers.  The Corporation shall have unlimited power to engage in, and to do any lawful act concerning, any or all lawful businesses for which corporations may be organized under the Iowa Business Corporation Act.

ARTICLE 4.

Section 4.01.  Authorized Shares.  The aggregate number of shares which the Corporation shall have the authority to issue is 202,000,000 shares, consisting of 2,000,000 shares designated as "preferred shares" or "preferred stock," with a par value of $1.00 per share, and 200,000,000 shares designated as "common stock" or "common shares," with a par value of $1.00 per share. (Amended 5/12/98 and 5/11/99.)

Section 4.02.  Series of Preferred Shares.  Authority is hereby vested in the Board of Directors to divide the preferred shares into series and, within the limitations set forth in the Iowa Business Corporation Act and in these Articles of Incorporation, to fix and determine the relative rights and preferences of the shares of any series so established.  In order to establish such series, the Board of Directors and the Corporation shall comply with the procedure therefor as provided in the Iowa Business Corporation Act.  Upon such compliance, the resolution of the Board of Directors establishing and designating the series and fixing and determining the relative rights and preferences thereof shall become effective and shall constitute an amendment of these Articles of Incorporation.

Section 4.03.  Relative Rights and Preferences of Each Series.  All preferred shares shall be identical, except as to the relative rights and preferences as to which the Iowa Business Corporation Act permits variations between different series.

Section 4.04.  Pre-Emptive Rights Denied.  No holder of shares of any class shall have any pre-emptive right to acquire, subscribe for, or purchase any shares of any class (whether such shares shall be authorized by these Articles of Incorporation or authorized hereafter), treasury shares, or securities of the Corporation.  Any and all pre-emptive rights which might otherwise exist are expressly denied.

Section 4.05.  Voting Rights.  The preferred shareholders shall have no voting rights, and the vote or consent of the preferred shareholders shall not be required with respect to any matter, except that the preferred shareholders shall have the right to vote on any matter as to which the Iowa Business Corporation Act expressly requires that they be permitted to vote notwithstanding any contrary provisions of the Articles of Incorporation.

Cumulative voting shall not be permitted or be effective at any meeting of shareholders.

ARTICLE 5.

Section 5.01.  Directors: Number, Terms, Classification.  The number of Directors shall be fixed by the By-laws.  The Directors shall be divided into three classes, each of which shall be as nearly equal in number as possible.  The term of office of one class shall expire in each year.  At each annual meeting of the shareholders, a number of Directors equal to the number of the class whose term expires at the annual meeting shall be elected for a term ending when Directors are elected at the third succeeding annual meeting.  (As amended 5/8/07.)

Section 5.02.  Limitation of Director's Liability.  No Director shall be liable to the Corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a Director, and the Corporation may indemnify a Director as provided in the By-laws for any such liability to the Corporation or its shareholders or any liability to any person for such action or failure to take any action as a Director, except liability for any of the following:

(a)      The amount of a financial benefit received by a Director to which the Director is not entitled;

(b)           An intentional infliction of harm on the Corporation or the shareholders;

(c)           A violation of Section 490.833 of the Iowa Business Corporation Act; and

(d)           An intentional violation of criminal law.

Nothing in this Section 5.02 shall be construed to eliminate or limit the liability of a Director for an act or omission occurring prior to the date when this Section 5.02 became effective.  For purposes of this Section 5.02, the terms "Director" and "liability" shall have the meanings ascribed to such terms in the Iowa Business Corporation Act, as amended from time to time.  (As amended 5/8/07.)

ARTICLE 6.

Section 6.01.  By-laws.  The power to amend the By-laws is vested in the Board of Directors.  Wherever used in these Articles of Incorporation with respect to the By-laws, the word  "amendment" or "amend" includes and shall apply to the amendment, alteration, or repeal of any or all provisions of the By-laws or the adoption of new By-laws.

Section 6.02.  Effect of Articles of Incorporation and By-laws.  Each shareholder, by the act of becoming or remaining a shareholder of the Corporation, shall be deemed to have accepted and agreed to all provisions of these Articles of Incorporation and the By-laws, as amended from time to time.  All provisions of the By-laws which (or the substance of which) at any time shall have been adopted, approved, or ratified by the affirmative vote of the holders of a majority of the outstanding common shares entitled to vote shall have the same force and effect as if such provisions were included in full in these Articles of Incorporation.  No such provision of the By-laws shall be construed as having any lesser force or effect by reason of being included in the By-laws rather than in the Articles of Incorporation.  This Section shall not be construed to require that any provision or amendment of the By-laws be adopted, approved, or ratified by the shareholders.  Any shareholder, regardless of the period of time during which he has been a shareholder, shall have the right to examine the By-laws of the Corporation in person or by agent or attorney at any reasonable time or times and to make extracts therefrom.  Upon the written request of any shareholder, the Corporation shall mail to such shareholder within a reasonable time a copy of the By-laws.

Section 6.03.  Amendment of Articles of Incorporation.  The Corporation and the shareholders expressly reserve the right from time to time to amend these Articles of Incorporation, in the manner now or hereafter permitted by the Iowa Business Corporation Act or other applicable law, whether or not such amendment shall constitute or result in a fundamental change in the purposes or structure of the Corporation or in the rights or privileges of shareholders or others or in any or all of the foregoing.  All rights and privileges of shareholders or others shall be subject to this reservation.  Wherever used in these Articles of Incorporation with respect to the Articles of Incorporation, the word "amendment" or "amend" includes and shall apply to the amendment, alteration, or repeal of any or all provisions of the Articles of Incorporation or the adoption of new or restated Articles of Incorporation.